SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: November 5, 2010	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Holding Co., Ltd. Announces Pricing of

Follow-on Public Offering on the NYSE

SHANGHAI, China, November 4, 2010 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in China, today announced that its follow-on public offering (the “Offering”) of 3,500,000 American Depositary Shares (“ADSs”), each representing four (4) ordinary shares of the Company, was priced at US$36 per ADS for expected gross proceeds of approximately US$126 million before expenses.

Out of the 3,500,000 ADSs sold in the Offering, 2,000,000 ADSs were sold by JinkoSolar and 1,500,000 ADSs were sold by certain selling shareholders (the “Selling Shareholders”). The Company will not receive any proceeds from the sale of ADSs by the Selling Shareholders. The underwriters have an option exercisable within 30 days to purchase up to an aggregate of 525,000 additional ADSs from certain selling shareholders at the public offering price less the underwriting discount to cover over-allotments.

JinkoSolar’s registration statement relating to these securities has been declared effective by the United States Securities and Exchange Commission. This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering of the securities is made only by means of a prospectus forming a part of the effective registration statement. A copy of the prospectus relating to the offering may be obtained by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, New York, NY 10010, or by phone at +1-800-221-1037.

About JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. JinkoSolar has built a vertically integrated solar product value chain from recovered silicon materials to solar modules. JinkoSolar’s principal products are solar modules, silicon wafers and solar cells. As of June 30, 2010, JinkoSolar had an aggregate of approximately 300 customers for its solar modules, solar cells and silicon wafers from China, Germany, Hong Kong, India, Italy and other countries or regions. For more information about JinkoSolar, please visit http://www.jinkosolar.com.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on Form F-1, as amended. All information provided in this press release is as of November 4, 2010. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

E-mail: jks@ogilvy.com